May 30, 2007
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
RE: NUMEREX CORP.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 0-22920
Dear Mr. Spirgel:
We are writing to address the Staff’s comments in its May 17, 2007 letter (the “Comment Letter”). We have provided below a response to each of the items set forth in the Comment Letter. The numbered paragraphs below correspond to the numbered comments of the Comment Letter.
Form 10-K for the fiscal year ended December 31, 2006
Note A — Summary of Significant Accounting Policies
13. Notes Payable
1.	It appears that the warrants issued along with the convertible notes series A, B and C and the first and second private placements are subject to a registration rights agreement. Based on your disclosures it appears that you had filed registration statements to register the shares underlying the warrants. However, we note that if you do not keep the registration statements continuously effective you would be required to pay penalties or liquidated damages. In this regard, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in accounting for the shares underlying the instruments subject to the registration rights agreement in the financial statements for the year ended December 31, 2006. Further tell us how FSP EIFT 00-19-2 impacted the accounting related to these warrants and the related registration rights agreement.
Response:
We note at the outset that the Company has repaid in full, as of December 31, 2006, each of the convertible notes issued in the first and second private placements, as well as Note A. The Company has no continuing obligations under these notes.
As disclosed in the Company’s public filings, the shares underlying the warrants issued in connection with the January 13, 2004 financing and the January 28, 2005 financing (each, a “Prior Financing” and together, the “Prior Financings”) were subject to registration rights agreements. Under the terms of those agreements, the Company was required to pay liquidated damages, subject to certain exceptions, to Laurus Master Fund, L.P. (“Laurus”) if the registration statements for the shares issued or issuable in connection with each Prior Financing were not continuously effective. Additionally, each warrant issued in the Prior Financings contained a damages provision, requiring the issuance of warrants to purchase additional shares at a fixed price if the applicable registration statement was not deemed effective within a specified time period. Neither the registration rights agreements entered into on (i) May 30, 2006, and (ii) December 29, 2006, by and between the Company and Laurus and in connection with the financings completed with Laurus on those dates, nor the warrants issued to Laurus included a liquidated damages or penalty provision.
As noted above, if the registration statements relating to the first and second private placements are not continuously effective, excluding an allowable suspension period, then the Company is liable for liquidated damages. These liquidated damages amount to 1% of the original principal amount for each 30 day period that the registration statement is not continuously effective. The combined principal amount of the Prior Financings was $6 million. The SEC declared the underlying registration statements effective and, since then, those registration statements have been continuously effective. The Company intends to maintain the effectiveness of these registration statements until all of the underlying warrants are exercised or expire. Moreover, the Company does not believe that it will be subject to liquidated damages or penalty provisions even if it does not maintain the effectiveness of those registration statements. The warrants issued in those transactions include cashless exercise, or conversion, provisions and have been held by Laurus for at least two years from the date of issuance. As a result, any shares received by Laurus upon conversion of those warrants may be sold without restrictions under Rule 144(k), regardless of whether the applicable registration statement remains effective. Accordingly, the Company has not been, and does not believe it will be, subject to the payment of any liquidated damages pursuant to Section 2(b) of each of the registration rights agreements filed in connection with each of the Prior Financings.
EITF 05-4 “The Effect of Liquidated Damages on A Freestanding Financial Instrument Subject to EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” provides several alternatives for the accounting classification and treatment, depending on the facts and circumstances. The Company believes that View C of EITF 05-4 should prevail with respect to the Laurus financial instruments, as “the registration agreement and the financial instrument agreements are separate freestanding agreements and should be accounted for separately. The financial instrument is classified as equity under the provisions of Issue 00-19, and the registration rights agreement is accounted for under FAS 133.” Although the registration rights agreement with Laurus and the warrant issued to Laurus were entered into concurrently, the two agreements are separate, distinct legal agreements. In addition, the payment of liquidated damages does not alter the rights of Laurus under the financial instrument. The liquidated damages penalty is based upon the length of time that the Company is unable to maintain an effective registration statement, which registered both the shares issued under the convertible note and the shares issuable upon the exercise of the warrant. The payoff of the outstanding notes by the Company is not contingent upon, nor affected by, any liquidated damage payments required under the terms of the registration rights agreement. However, the Company believes that even if View A, B or B1 had applied, the accounting treatment would remain the same (classified as equity) due to the fact that if any penalties had been incurred they would have been paid in additional warrants (there was no cash penalty for failure to obtain an effective registration statement) and the value of these penalties would be less than a reasonable estimate of the difference in fair value between registered and unregistered shares.
EITF Issue 00-19-2 “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”) requires, except for a conventional convertible debt instrument, all of the following conditions to be met for a derivative financial instrument to be classified as equity (paragraphs 12-32):
the contract permits settlement in unregistered shares. In applying this condition, consider consensus decisions reached in EITF Issue 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
•	the Company has sufficient authorized unissued shares to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the derivative contract could remain outstanding;

•	the contract explicitly limits the number of shares required for share settlement;

•	there is no contractual requirement for the Company to post collateral;

•	there is no requirement to make cash payments to the counterparty, regardless of the amount of proceeds the counterparty receives in a subsequent sale of the shares received under the derivative contract (that is, there are no potential cash payments required under top-off or make-whole provisions);

•	the contract requires net cash settlement only in specific circumstances (for example, in the event of a change in control) in which holders of shares underlying the contract also would receive cash in exchange for their shares;

•	no provisions of the contract indicate the counterparty has rights that rank higher than those of a shareholder; and

•	the contract does not require cash payments to the counterparty in the event the Company does not make timely filings with the SEC.
After careful review of the provisions of the financing agreement, the Company determined that all of the above conditions were met for the reporting period December 31, 2006. In addition, the Company continually reassesses the classification of its derivatives indexed to its own stock each reporting period by considering whether the conditions of paragraphs 12-32 are met and determines whether a. reclassification may be required.
In applying the guidance of EITF Issue 00-19 to the Company, provisions of the contracts describing those derivative (and embedded derivative) instruments were analyzed.
For the warrants issued in connection with the debt, in applying the accounting guidance of EITF Issue 00-19, the warrants would be classified in equity only if they are not within the scope of Statement 150, the conditions in paragraphs 12-32 of EITF Issue 00-19 are met, and the settlement provisions of the warrants are limited to one of the following: (1) net share settlement, (2) physical settlement, (3) a choice of (1) or (2), or (4) the Company’s choice of net cash settlement or (1) or (2).
After consideration of all of the above the Company determined that the warrants are not within the scope of Statement 150, meet all the conditions in paragraphs 12-32 of EITF 00-19 and the settlement provisions of the warrants are limited to a choice of net share settlement or physical settlement. The warrants should therefore be classified as equity.
2.	Provide the SAB 74 disclosures for the impact of adopting FSP EITF 00-19-02 in your financial statements.
Response:
We note the Staff’s comment and in future filings we will disclose the following in our notes to the consolidated financial statements:
In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2 “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”) which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of FSP EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The adoption of FSP EITF 00-19-2 as of January 1, 2007 did not have an impact on the Company’s financial position, results of operations or cash flows.

Note J — Geographic Information
3.	In accordance with paragraph 31 of SFAS 131, please tell us the segment measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Furthermore, in future filings, you must revise your segment information in the MD&A and discuss the profitability measure of each segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).
Response:
The Company operates in two distinct segments, each of which engage in business activities from which revenues are earned and expenses are incurred. This does not include our corporate overhead departments, which are intended to only provide support activities, and which are not considered operating segments under paragraph 11 of SFAS 131. These two distinct segments are: Wireless Data Communications and Digital Multimedia, Networking & Wireline Services. Each of these segments has a segment manager who reports to the chief operating decision maker (CODM). Our CODM is Stratton Nicolaides, Chairman and Chief Executive Officer and he is responsible for decisions regarding resource allocation, performance assessment and reporting on these matters to the Board of Directors.
In accordance with paragraph 30 of SFAS 131, the CODM primarily makes decisions and manages the segments based on annual forecasting reports, monthly internal financial reporting and direct communication with the Wireless Data Communications and Digital Multimedia, Networking & Wireline Service segment managers. The annual forecasts and the monthly financial reports are also used by the segment managers to assist them with managing their business segments. In order to achieve both of these objectives, the reports are aggregated at the segment level as well as at lower operating department levels.
We note the Staff’s comment and in future filings, in accordance with paragraph 31 of SFAS 131, we will discuss the profitability measure of each segment consistent with those disclosed in our SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).
* * *
The Company believes that the above responds fully to the comments of the Staff. The Company respectfully requests that the Staff complete its review as promptly as practicable so that the Company can request to have its pending Form S-3 Registration Statement (File No. 333-140483) declared effective immediately.
In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to do disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2590.
Sincerely,
/s/ Dee Lavender
Dee Lavender
Controller
Numerex Corp.